FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
March 28, 2006
Manulife Financial completes medium term note offering
TORONTO — Manulife Financial Corporation (“Manulife Financial”) has successfully completed its previously announced offering of $350 million principal amount of senior indebtedness medium term notes pursuant to its medium term note program.
The notes were issued under a pricing supplement dated March 23, 2006 to Manulife Financial’s short form base shelf prospectus dated February 9, 2005 and prospectus supplement dated May 19, 2005. The notes were offered through an agency syndicate comprised of RBC Dominion Securities Inc. and Scotia Capital Inc.
The medium term notes have not been and will not be registered in the United States under the Securities Act of 1933, as amended, and may not be offered, sold or delivered in the United States absent registration or applicable exemption from the registration requirement of such Act. This press release does not constitute an offer to sell or a solicitation to buy the medium term notes in the United States.
About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers customers a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$372 billion (US$319 billion) as at December 31, 2005.
Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries:	Investor Relations:
Peter Fuchs	Patricia Kelly
(416) 926-6103	1-800-795-9767
peter_fuchs@manulife.com	investor_relations@manulife.com